SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(26 October 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 26 October 2016 re: 3rd Quarter Results

Lloyds Banking Group plc

Q3 2016 Interim Management Statement

26 October 2016

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2016.
Statutory basis: Statutory information is set out on page 9. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
–losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;
–market volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
–restructuring costs, comprising severance related costs relating to the Simplification programme and the costs of implementing regulatory reform and ring-fencing;
–TSB build and dual-running costs and the loss relating to the TSB sale in 2015; and
–     payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2016 to the nine months ended 30 September 2015, and the balance sheet analysis compares the Group balance sheet as at 30 September 2016 to the Group balance sheet as at 31 December 2015.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 15.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016

Robust underlying performance with strong improvement in statutory profit
● Underlying profit of £6.1 billion (2015: £6.4 billion); underlying return on required equity of 13.6 per cent
● Total income of £13.2 billion
       –  Net interest income of £8.6 billion, up 1 per cent with improved margin of 2.72 per cen
       –  Other income 2 per cent lower at £4.5 billion
● Operating costs 2 per cent lower at £6.0 billion. Market-leading cost:income ratio improved to 47.7 per cent with positive operating jaws
● Asset quality remains strong with no deterioration in underlying portfolios. Asset quality ratio of 14 basis points
● PPI provision of £1 billion to cover further operating costs and redress
● Statutory profit before tax of £3.3 billion, more than 50 per cent higher than in 2015
● Tangible net assets per share of 54.9 pence post interim dividend (30 June 2016: 55.0 pence)

Strong capital generation with balance sheet strength maintained
● Common equity tier 1 (CET1) ratio of 14.1 per cent pre dividend (13.4 per cent post dividend); total capital ratio of 22.1 per cent
● Net capital generation of 0.6 percentage points in third quarter

Our differentiated UK focused business model continues to deliver for customers and shareholders
● Helping Britain prosper through continued support to SMEs, first-time buyers and growth in consumer finance
● Cost discipline and low risk business model providing competitive advantage

2016 guidance reaffirmed
● Net interest margin for the full year expected to be around 2.70 per cent
● Full year cost:income ratio to be lower than 2015 ratio of 49.3 per cent
● Asset quality ratio for the full year expected to be less than 20 basis points
● Continue to expect to generate around 160 basis points of CET1 capital in 2016 pre dividend

GROUP CHIEF EXECUTIVE’S STATEMENT
In the first nine months of the year the Group has delivered a robust underlying performance with a strong improvement in statutory profit and strong capital generation. Our differentiated, UK focused, simple, low risk business model continues to deliver and as a result we are reaffirming our stated 2016 guidance.

Strategic progress
We remain focused on delivering on our targets to support people, businesses and communities as set out in our Helping Britain Prosper Plan. We are making good progress against our strategic priorities: creating the best customer experience; becoming simpler and more efficient; and delivering sustainable growth. In the last 12 months we have grown net lending to SMEs by 4 per cent and have also grown net lending in both credit card balances and motor finance while continuing to grow our bulk annuity business. We remain committed to helping first-time buyers onto the housing ladder whilst continuing to balance risk and margin considerations versus volume in mortgages. We also continue to operate the UK’s largest branch network and the largest digital bank with 12.4 million online users and 7.8 million mobile users of our top-rated apps.

The hard work undertaken in the last five years to transform and simplify the business has allowed the UK government to sell most of its stake in the Group, returning £17 billion including dividends on its original £20 billion investment. We welcome the recent decision to recommence the sale of its shares.

Well positioned to become the best bank for customers and shareholders
The outlook for the UK economy remains uncertain, however the strength of the recovery in recent years means the UK is well positioned. The Group’s transformation and successful execution of strategy, along with its competitive advantages in costs and risk, also position us well for the future and to achieve our goal of becoming the best bank for customers and shareholders.
António Horta-Osório, Group Chief Executive

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Nine months ended 30 Sept 2016	Nine months ended 30 Sept 2015	Change	Three months ended 30 Sept 2016	Three months ended 30 Sept 2015	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	8,630	8,578	1	2,848	2,863	(1)
Other income	4,520	4,627	(2)	1,427	1,374	4
Total income	13,150	13,205	−	4,275	4,237	1
Operating costs	(5,959)	(6,069)	2	(1,918)	(1,919)	−
Operating lease depreciation	(669)	(563)	(19)	(241)	(189)	(28)
Impairment	(449)	(336)	(34)	(204)	(157)	(30)
TSB	−	118		−	−
Underlying profit	6,073	6,355	(4)	1,912	1,972	(3)

Volatility and other items	(1,198)	(1,769)		49	(414)
Payment protection insurance provision	(1,000)	(1,900)		(1,000)	(500)
Other conduct provisions	(610)	(535)		(150)	(100)
Statutory profit before tax	3,265	2,151	52	811	958	(15)
Taxation	(1,189)	(536)		(592)	(268)
Profit for the period	2,076	1,615	29	219	690	(68)

Earnings per share	2.5p	1.8p	0.7p	0.2p	0.8p	(0.6)p

Banking net interest margin	2.72%	2.63%	9bp	2.69%	2.64%	5bp
Average interest-earning banking assets	£437bn	£443bn	(1)	£436bn	£439bn	(1)
Cost:income ratio	47.7%	48.0%	(0.3)pp	47.5%	47.4%	0.1pp
Asset quality ratio	0.14%	0.11%	3bp	0.18%	0.15%	3bp
Return on risk-weighted assets	3.64%	3.67%	(3)bp	3.42%	3.47%	(5)bp
Underlying return on required equity	13.6%	15.7%	(2.1)pp	12.7%	14.8%	(2.1)pp
Statutory return on required equity	5.9%	4.4%	1.5pp	1.3%	6.0%	(4.7)pp

BALANCE SHEET AND KEY RATIOS

	At 30 Sept 2016	At 30 June 2016	Change %	At 31 Dec 2015	Change %

Loans and advances to customers1	£452bn	£453bn	−	£455bn	(1)
Customer deposits2	£424bn	£423bn	−	£418bn	1
Loan to deposit ratio	106%	107%	(1)pp	109%	(3)pp
Total assets	£840bn	£848bn	(1)	£807bn	4
Common equity tier 1 ratio pre dividend3	14.1%	13.5%	0.6pp
Common equity tier 1 ratio3,4,5	13.4%	13.0%	0.4pp	13.0%	0.4pp
Transitional total capital ratio	22.1%	21.8%	0.3pp	21.5%	0.6pp
Risk-weighted assets3	£222bn	£222bn	−	£223bn	−
Leverage ratio3,4	4.8%	4.7%	0.1pp	4.8%	−
Tangible net assets per share	54.9p	55.0p	(0.1)p	52.3p	2.6p

1	Excludes reverse repos of £5.1 billion (30 June 2016: £nil; 31 December 2015: £nil).
2	Excludes repos of £0.8 billion (30 June 2016: £nil; 31 December 2015: £nil).
3	Reported on a fully loaded basis.
4	The common equity tier 1 and leverage ratios at 31 December 2015 are reported on a pro forma basis, including the dividend paid by the Insurance business in February 2016 relating to 2015.
5	After allowing for total 2016 foreseeable dividends of 2.55 pence on a pro rata basis. The actual final dividend payment will be assessed by the Board at the end of the year.

REVIEW OF FINANCIAL PERFORMANCE

Overview: robust underlying performance with strong improvement in statutory profit
The Group’s underlying profit was £6,073 million, 4 per cent lower than in the first nine months of 2015, with marginally lower income and increases in the impairment charge and operating lease depreciation partially offset by lower operating costs. The underlying return on required equity was 13.6 per cent compared with 15.7 per cent in the same period of 2015.

Statutory profit before tax was £3,265 million (2015: £2,151 million), an increase of more than 50 per cent after a £1 billion charge relating to PPI in the third quarter. The statutory return on required equity improved to 5.9 per cent compared with 4.4 per cent in the same period of 2015.

Loans and advances to customers were 1 percent lower at £452 billion (31 December 2015: £455 billion) with continued growth in the UK Consumer Finance business and lending to SME and Mid Markets clients offset by reductions in closed portfolios and mortgages, where the Group continues to focus on margin rather than volume. Customer deposits at £424 billion were 1 per cent higher than at 31 December 2015.

The common equity tier 1 (CET1) ratio at 30 September 2016 was 14.1 per cent pre dividend and 13.4 per cent post dividend (31 December 2015: 13.0 per cent). The Group generated around 110 basis points of capital pre dividends in the nine months to 30 September 2016. The tangible net asset value per share was broadly stable at 54.9 pence (30 June 2016: 55.0 pence), having paid the interim dividend of 0.85 pence per share in September.

Total income

	Nine months ended 30 Sept 2016	Nine months ended 30 Sept 2015	Change	Three months ended 30 Sept 2016	Three months ended 30 Sept 2015	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	8,630	8,578	1	2,848	2,863	(1)
Other income	4,520	4,627	(2)	1,427	1,374	4
Total income	13,150	13,205	−	4,275	4,237	1

Banking net interest margin	2.72%	2.63%	9bp	2.69%	2.64%	5bp
Average interest-earning banking assets	£436.6bn	£442.8bn	(1)	£435.9bn	£438.7bn	(1)

Total income was marginally lower at £13,150 million, with increased net interest income more than offset by lower other income.

Net interest income grew by 1 per cent to £8,630 million, reflecting the improvement in net interest margin to 2.72 per cent (2015: 2.63 per cent). The net interest margin continues to benefit from lower deposit and wholesale funding costs which have more than offset the pressure on asset pricing. The net interest margin of 2.69 per cent in the third quarter was higher than the same period last year, but slightly lower than the second quarter (2.74 per cent), partly reflecting the base rate change in early August. The Group continues to expect that the net interest margin for the 2016 full year will be around 2.70 per cent.

Other income for the first nine months was £4,520 million, 2 per cent lower than in the same period last year. Other income in the third quarter at £1,427 million, was up 4 per cent on the previous year, although down on the second quarter due to insurance. The Group now expects other income for the year to be around £6 billion.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Costs
	Nine months ended 30 Sept 2016	Nine months ended 30 Sept 2015	Change	Three months ended 30 Sept 2016	Three months ended 30 Sept 2015	Change
	£ million	£ million	%	£ million	£ million	%

Operating costs	5,959	6,069	2	1,918	1,919	−
Cost:income ratio	47.7%	48.0%	(0.3)pp	47.5%	47.4%	0.1pp
Operating jaws	0.5%	0.3%	0.2pp
Simplification savings annual run rate	774	291

The Group continues to focus on cost management and delivering efficiency savings as we simplify the business. Operating costs were £5,959 million in the period, 2 per cent lower than in the first nine months of 2015, contributing to positive operating jaws of 0.5 per cent and an improved cost:income ratio of 47.7 per cent.

The Simplification programme has delivered £774 million of annual run-rate savings to date and the Group remains on track to deliver the revised target of £1.4 billion of savings by the end of 2017.

Operating lease depreciation increased by 19 per cent to £669 million, driven by the continued growth in the Lex Autolease business and additional charges related to certain leasing assets in Commercial Banking.

The Group continues to expect the full year cost:income ratio to be lower than the 2015 ratio of 49.3 per cent.

Impairment
	Nine months ended 30 Sept 2016	Nine months ended 30 Sept 2015	Change	Three months ended 30 Sept 2016	Three months ended 30 Sept 2015	Change
	£ million	£ million	%	£ million	£ million	%

Impairment charge	449	336	(34)	204	157	(30)
Asset quality ratio	0.14%	0.11%	3bp	0.18%	0.15%	3bp
Gross asset quality ratio	0.26%	0.25%	1bp	0.27%	0.24%	3bp

	At 30 Sept 2016	At 30 June 2016	Change	At 31 Dec 2015	Change

Impaired loans as a % of advances	2.0	2.0	−	2.1	(0.1)pp

The credit quality of the Group’s lending portfolios remains strong. The impairment charge of £449 million increased from £336 million in the same period last year, but this was due to the expected lower level of releases and write-backs in the period rather than a deterioration in the underlying portfolios. The asset quality ratio was 14 basis points in the nine months to 30 September 2016 compared to 11 basis points in the same period in 2015. On a gross basis, before releases and write-backs, the asset quality ratio has remained stable at 26 basis points.

In line with previous guidance, the Group expects the asset quality ratio for the full year to be less than 20 basis points.

Impaired loans as a percentage of closing advances were 2.0 per cent compared with 2.1 per cent at 31 December 2015.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
	Nine months ended 30 Sept 2016	Nine months ended 30 Sept 2015	Change	Three months ended 30 Sept 2016	Three months ended 30 Sept 2015	Change
	£ million	£ million	%	£ million	£ million	%

Underlying profit	6,073	6,355	(4)	1,912	1,972	(3)
Volatility and other items:
Enhanced Capital Notes	(790)	(369)		−	21
Market volatility and asset sales	393	(204)		266	(257)
Fair value unwind	(156)	(136)		(47)	(59)
Amortisation of purchased intangibles	(255)	(246)		(87)	(82)
Restructuring costs	(390)	(69)		(83)	(37)
TSB costs	−	(745)		−	−
	(1,198)	(1,769)		49	(414)
Payment protection insurance provision	(1,000)	(1,900)		(1,000)	(500)
Other conduct provisions	(610)	(535)		(150)	(100)
Statutory profit before tax	3,265	2,151	52	811	958	(15)
Taxation	(1,189)	(536)		(592)	(268)
Profit for the period	2,076	1,615	29	219	690	(68)
Further information on the reconciliation of underlying to statutory results is included on page 11.

Statutory profit before tax was £3,265 million, an increase of more than 50 per cent on the same period last year (£2,151 million).

Market volatility and asset sales of £393 million (2015: negative £204 million) included the gain on sale of the Group’s interest in Visa Europe of £484 million, negative insurance volatility of £157 million (2015: negative £316 million) and accounting volatility relating to hedging and liability management.

Restructuring costs were £390 million compared to £69 million in 2015 and included £293 million relating to the Simplification programme and £97 million relating to work on implementing the ring-fencing requirements.

Statutory profit in the first nine months of 2015 included a charge of £745 million for TSB costs, comprising £660 million relating to the sale of TSB and £85 million of TSB dual-running costs.

A provision of £1 billion was taken in the period for PPI to cover further operating costs and redress, including impact of proposed June 2019 deadline. A further provision of £150 million was taken in the third quarter to cover other conduct issues, including £100 million in respect of packaged bank accounts.

Taxation
The tax charge for the first nine months of 2016 was £1,189 million (2015: £536 million), representing an effective tax rate of 36 per cent (2015: 25 per cent). The higher effective tax rate reflects the impact of the change in corporation tax rates on the net deferred tax asset, the banking surcharge and restrictions on the deductibility of conduct provisions.

The Group continues to expect a medium term effective tax rate of around 27 per cent.

REVIEW OF FINANCIAL PERFORMANCE (continued)

Balance sheet
	At 30 Sept 2016	At 30 June 2016	Change %	At 31 Dec 2015	Change %

Loans and advances to customers1	£452bn	£453bn	−	£455bn	(1)
Customer deposits2	£424bn	£423bn	−	£418bn	1
Loan to deposit ratio	106%	107%	(1)pp	109%	(3)pp

Wholesale funding	£125bn	£131bn	(4)	£120bn	4
Wholesale funding <1 year maturity	£45bn	£51bn	(12)	£38bn	19
Of which money-market funding <1 year maturity3	£19bn	£24bn	(21)	£22bn	(13)
Liquidity coverage ratio – eligible assets	£140bn	£142bn	(2)	£123bn	13

Common equity tier 1 capital ratio pre dividend4	14.1%	13.5%	0.6pp
Common equity tier 1 capital ratio4,5,6	13.4%	13.0%	0.4pp	13.0%	0.4pp
Leverage ratio4,5	4.8%	4.7%	0.1pp	4.8%	−

Tangible net assets per share	54.9p	55.0p	(0.1)p	52.3p	2.6p

1	Excludes reverse repos of £5.1 billion (30 June 2016: £nil; 31 December 2015: £nil).
2	Excludes repos of £0.8 billion (30 June 2015: £nil; 31 December 2015: £nil).
3
Excludes balances relating to margins of £4.9 billion (30 June 2016: £6.8 billion; 31 December 2015: £2.5 billion) and settlement accounts of £2.0 billion (30 June 2016: £1.4 billion; 31 December 2015: £1.4 billion).

4	Reported on a fully loaded basis.
5	The common equity tier 1 and leverage ratios at 31 December 2015 are reported on a pro forma basis, including the dividend paid by the Insurance business in February 2016 relating to 2015.
6	After allowing for total 2016 foreseeable dividends of 2.55 pence on a pro rata basis. The actual final dividend payment will be assessed by the Board at the end of the year.

Loans and advances to customers were 1 per cent lower at £452 billion compared with 31 December 2015. There was continued strong growth in the UK Consumer Finance business and increased lending to SME and Mid Markets clients. This was offset by a reduction in mortgage balances as a result of the Group’s decision to protect margins rather than focusing on market share in a low growth market, and a reduction in portfolios closed to new business.

Deposits were £424 billion, 1 per cent higher compared with £418 billion at 31 December 2015, primarily reflecting continued success in attracting high quality balances from commercial clients. Wholesale funding was £125 billion (30 June 2016: £131 billion), of which 36 per cent (30 June 2016: 39 per cent) had a maturity of less than one year. The Group intends to participate fully in the Bank of England’s Term Funding Scheme in line with future funding needs.

The Group’s liquidity position remains strong and the liquidity coverage ratio was in excess of 100 per cent at 30 September 2016. The CET1 ratio at 30 September 2016 was 14.1 per cent before allowing for 2016 foreseeable dividends; 13.4 per cent after allowing for dividends.

Capital generation in the third quarter was strong at 60 basis points, with 50 basis points of underlying capital generation, 60 basis points from market movements and 10 basis points from other items, offset by a 60 basis point impact from conduct.

Market movements in the third quarter of 60 basis points included a 20 basis point adverse impact from movements in the defined benefit pension schemes driven by the impact of credit spreads. The schemes moved from a net surplus of £430 million to a net deficit of £740 million in the quarter. This was more than offset by an 80 basis point favourable impact arising from changing our approach to how we hold gilts in the Group’s liquidity portfolio. In the current low interest rate environment, we have decided it is no longer appropriate to commit to holding gilts to maturity. As a result, the Group has reclassified the £20 billion of gilts within the liquidity portfolio as ‘available-for-sale’ (previously classified as ‘held-to-maturity’).

REVIEW OF FINANCIAL PERFORMANCE (continued)

For the year-to-date, the Group has generated 110 basis points of capital with 160 basis points of underlying capital generation, 20 basis points from market movements and 10 basis points from other items, offset by 80 basis points relating to conduct. The positive impact of market movements was driven by the favourable impact in the year on held-to-maturity gilts, largely offset by market driven movements in pensions and risk-weighted assets.

The Group continues to expect to generate around 160 basis points of capital (pre dividend) in the year.

During the third quarter the Prudential Regulation Authority reduced the Pillar 2A component of the Group’s Individual Capital Guidance from 4.6 per cent to 4.5 per cent of risk-weighted assets, of which 2.5 per cent has to be covered by CET1 capital.

Tangible net asset value (TNAV) was 54.9 pence per share at 30 September 2016 compared with 52.3 pence at 31 December 2015. The increase of 2.6 pence, or 5.5 pence before dividend payments, is primarily driven by strong statutory profit and positive reserve movements. TNAV per share was broadly stable compared with 30 June 2016 (55.0 pence), but up 0.8 pence before dividend payments.

STATUTORY CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET (UNAUDITED)

Income statement	Nine months ended 30 Sept 2016	Nine months ended 30 Sept 2015
	£ million	£ million

Net interest income	6,857	9,016
Other income, net of insurance claims	5,995	3,646
Total income, net of insurance claims	12,852	12,662
Total operating expenses	(9,041)	(10,312)
Impairment	(546)	(199)
Profit before tax	3,265	2,151
Taxation	(1,189)	(536)
Profit for the period	2,076	1,615

Profit attributable to ordinary shareholders	1,693	1,246
Profit attributable to other equity holders	307	295
Profit attributable to equity holders	2,000	1,541
Profit attributable to non-controlling interests	76	74
Profit for the period	2,076	1,615

Balance sheet	At 30 Sept 2016	At 31 Dec 2015
	£ million	£ million
Assets
Cash and balances at central banks	70,090	58,417
Trading and other financial assets at fair value through profit or loss	161,995	140,536
Derivative financial instruments	41,975	29,467
Loans and receivables	467,551	484,483
Available-for-sale financial assets	57,619	33,032
Held-to-maturity investments	−	19,808
Other assets	40,979	40,945
Total assets	840,209	806,688

Liabilities
Deposits from banks	18,937	16,925
Customer deposits	425,245	418,326
Trading and other financial liabilities at fair value through profit or loss	53,603	51,863
Derivative financial instruments	40,103	26,301
Debt securities in issue	85,925	82,056
Liabilities arising from insurance and investment contracts	114,321	103,071
Subordinated liabilities	23,214	23,312
Other liabilities	30,014	37,854
0B0B0BTotal liabilities	791,362	759,708
1B1B1BShareholders’ equity	43,072	41,234
2B2B2BOther equity instruments	5,355	5,355
3B3B3BNon-controlling interests	420	391
4B4B4BTotal equity	48,847	46,980
5B5B5BTotal equity and liabilities	840,209	806,688

NOTES

1.
Summary of movements in total equity

	Shareholders’ equity	Other equity instruments	Non- controlling interests	Total equity
	£m	£m	£m	£m

Balance at 1 January 2016	41,234	5,355	391	46,980

Profit for the period	2,000	−	76	2,076
Other comprehensive income
Post-retirement defined benefit pension scheme remeasurements	(1,508)	−	−	(1,508)
Movements in revaluation reserve in respect of available-for-sale (AFS) assets	1,411	−	−	1,411
Cash flow hedging reserve	2,940	−	−	2,940
Reserve movements, gross of tax	2,843	−	−	2,843
Deferred tax on reserve movements	(766)	−	−	(766)
Reserve movements, net of tax	2,077	−	−	2,077
Currency translation differences (tax: nil)	(31)	−	−	(31)
Total other comprehensive income	2,046	−	−	2,046

Transactions with owners
Dividends	(2,034)	−	(26)	(2,060)
Distributions on other equity instruments, net of tax	(246)	−	−	(246)
Treasury shares and employee award schemes	72	−	−	72
Changes in non-controlling interests	−	−	(21)	(21)
Total transactions with owners	(2,208)	−	(47)	(2,255)

Balance at 30 September 2016	43,072	5,355	420	48,847

Balance at 1 July 2016	43,151	5,355	432	48,938

Profit for the period	206	−	13	219
Other comprehensive income
Post-retirement defined benefit pension scheme remeasurements	(1,241)	−	−	(1,241)
Movements in revaluation reserve in respect of available-for-sale (AFS) assets	1,655	−	−	1,655
Cash flow hedging reserve	106	−	−	106
Reserve movements, gross of tax	520	−	−	520
Deferred tax on reserve movements	(206)	−	−	(206)
Reserve movements, net of tax	314	−	−	314
Currency translation differences (tax: nil)	(11)	−	−	(11)
Total other comprehensive income	303	−	−	303

Transactions with owners
Dividends	(607)	−	(24)	(631)
Distributions on other equity instruments, net of tax	(83)	−	−	(83)
Treasury shares and employee award schemes	102	−	−	102
Changes in non-controlling interests	−	−	(1)	(1)
Total transactions with owners	(588)	−	(25)	(613)

Balance at 30 September 2016	43,072	5,355	420	48,847

NOTES (continued)

2.
Reconciliation between statutory and underlying basis results

The tables below set out a reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
Nine months to 30 September 2016	Lloyds Banking Group statutory	Volatility and other items1	Insurance gross up2	PPI	Other conduct provisions	Underlying basis
	£m	£m	£m	£m	£m	£m

Net interest income	6,857	200	1,573	−	−	8,630
Other income, net of insurance claims	5,995	211	(1,701)	−	15	4,520
Total income	12,852	411	(128)	−	15	13,150
Operating expenses3	(9,041)	690	128	1,000	595	(6,628)
Impairment	(546)	97	−	−	−	(449)
Profit before tax	3,265	1,198	−	1,000	610	6,073

		Removal of:
Nine months to 30 September 2015	Lloyds Banking Group statutory	Volatility and other items4	TSB5	Insurance gross up2	PPI	Other conduct provisions	Underlying basis
	£m	£m		£m	£m	£m	£m

Net interest income	9,016	257	(192)	(503)	−	−	8,578
Other income, net of insurance claims	3,646	577	(31)	435	−	−	4,627
Total income	12,662	834	(223)	(68)	−	−	13,205
Operating expenses3	(10,312)	1,091	86	68	1,900	535	(6,632)
Impairment	(199)	(156)	19	−	−	−	(336)
TSB	−	−	118	−	−	−	118
Profit before tax	2,151	1,769	−	−	1,900	535	6,355

1
Comprises the write-off of the ECN embedded derivative and premium paid on redemption of the remaining notes in the first quarter (loss of £790 million); the effects of asset sales (gain of £290 million); volatile items (loss of £30 million); liability management (gain of £133 million); the fair value unwind (loss of £156 million); the amortisation of purchased intangibles (£255 million); and restructuring costs (£390 million, principally comprising the severance related costs related to phase II of the Simplification programme).

2
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

3	The underlying basis figure is the aggregate of operating costs and operating lease depreciation.
4
Market movements on the ECN embedded derivative (loss of £369 million); the effects of asset sales (loss of £2 million), volatile items (loss of £196 million), liability management (loss of £6 million), the fair value unwind (loss of £136 million); the amortisation of purchased intangibles (£246 million); restructuring costs (£69 million); and TSB costs (£745 million).

5	Comprises the underlying results of TSB.

NOTES (continued)

3.
Banking net interest margin

A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	Nine months to 30 Sept 2016	Nine months to 30 Sept 2015
	£m	£m

Banking net interest income – underlying basis	8,902	8,702
Insurance division	(113)	(117)
Other net interest income (including trading activity)	(159)	(7)
Net interest income – underlying basis	8,630	8,578
Market volatility and other items	(200)	(257)
TSB	−	192
Insurance gross up	(1,573)	503
Group net interest income – statutory	6,857	9,016

Non-banking assets largely relate to fee based loans and advances within Commercial Banking and loans sold by Commercial Banking and Retail to Insurance to back annuitant liabilities. Other non-banking includes pooling arrangements where interest is received from or paid to customers based on the net of their lending and deposit balances but these balances cannot be netted on the Group balance sheet.

4.
Underlying return on required equity

The Group’s underlying return on required equity for the nine months ended 30 September 2016 was 13.6 per cent (nine months of 2015: 15.7 per cent). Required equity is the amount of shareholders’ equity and non-controlling interests required to achieve a CET1 ratio of 12.0 per cent after allowing for regulatory adjustments and deductions.

	Nine months to 30 Sept 2016	Nine months to 30 Sept 2015

Average CET1 ratio	13.0%	13.3%
Required CET1 ratio	12.0%	12.0%

Average shareholders’ equity (£bn)	42.7	43.2
Average non-controlling interests (£bn)	0.4	0.6
Excess equity based on 12 per cent requirement (£bn)	(2.2)	(2.9)
Required equity (£bn)	40.9	40.9

Adjusted underlying earnings attributable to ordinary shareholders (£m)	4,160	4,804

Underlying return on required equity	13.6%	15.7%

NOTES (continued)

5.
Quarterly underlying basis information

Group	Quarter ended 30 Sept 2016	Quarter ended 30 June 2016	Quarter ended 31 Mar 2016	Quarter ended 31 Dec 2015	Quarter ended 30 Sept 2015
	£m	£m	£m	£m	£m

Net interest income	2,848	2,876	2,906	2,904	2,863
Other income	1,427	1,616	1,477	1,528	1,374
Total income	4,275	4,492	4,383	4,432	4,237
Operating costs	(1,918)	(2,054)	(1,987)	(2,242)	(1,919)
Operating lease depreciation	(241)	(235)	(193)	(201)	(189)
Impairment	(204)	(96)	(149)	(232)	(157)
Underlying profit	1,912	2,107	2,054	1,757	1,972
Enhanced Capital Notes	−	−	(790)	268	21
Market volatility and other items	132	184	(334)	(29)	(398)
Restructuring costs	(83)	(146)	(161)	(101)	(37)
Conduct provisions	(1,150)	(345)	(115)	(2,402)	(600)
Statutory profit (loss) before tax	811	1,800	654	(507)	958

Banking net interest margin	2.69%	2.74%	2.74%	2.64%	2.64%
Average interest-earning banking assets	£435.9bn	£435.6bn	£438.2bn	£439.2bn	£438.7bn
Cost:income ratio	47.5%	48.2%	47.4%	53.0%	47.4%
Asset quality ratio	0.18%	0.09%	0.14%	0.22%	0.15%
Return on risk-weighted assets	3.42%	3.79%	3.70%	3.12%	3.47%

6.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 30 Sept 2016	At 30 June 2016	At 31 Dec 2015
	£m	£m	£m

Shareholders’ equity	43,072	43,151	41,234
Goodwill	(2,016)	(2,016)	(2,016)
Intangible assets	(1,689)	(1,719)	(1,838)
Purchased value of in-force business	(349)	(358)	(377)
Other, including deferred tax effects	196	213	264
Tangible net assets	39,214	39,271	37,267

Ordinary shares in issue, excluding Own shares	71,387m	71,349m	71,263m
Tangible net assets per share	54.9p	55.0p	52.3p

NOTES (continued)

7.
Capital and leverage disclosures
	Transitional		Fully loaded position
	At 30 Sept 2016	At 31 Dec 20151	At 30 Sept 2016	At 31 Dec 20151
Capital resources	£ million	£ million	£ million	£ million
Common equity tier 1
Shareholders’ equity per balance sheet	43,072	41,234	43,072	41,234
Deconsolidation adjustments1	1,421	1,119	1,421	1,119
Other adjustments1	(4,497)	(2,556)	(4,497)	(2,556)
Deductions from common equity tier 11	(10,068)	(11,253)	(10,111)	(11,292)
Common equity tier 1 capital	29,928	28,544	29,885	28,505
Additional tier 1 instruments	8,626	9,177	5,320	5,355
Deductions from tier 1	(1,331)	(1,177)	−	−
Total tier 1 capital	37,223	36,544	35,205	33,860
Tier 2 instruments and eligible provisions	13,580	13,208	9,731	9,189
Deductions from tier 2	(1,564)	(1,756)	(2,895)	(2,933)
Total capital resources	49,239	47,996	42,041	40,116
Risk-weighted assets
Foundation IRB Approach	67,897	68,990	67,897	68,990
Retail IRB Approach	65,594	63,912	65,594	63,912
Other IRB Approach	17,460	18,661	17,460	18,661
IRB Approach	150,951	151,563	150,951	151,563
Standardised Approach	20,167	20,443	20,167	20,443
Credit risk	171,118	172,006	171,118	172,006
Counterparty credit risk	9,526	7,981	9,526	7,981
Contributions to the default fund of a central counterparty	351	488	351	488
Credit valuation adjustment risk	1,028	1,684	1,028	1,684
Operational risk	26,123	26,123	26,123	26,123
Market risk	2,929	3,775	2,929	3,775
Underlying risk-weighted assets	211,075	212,057	211,075	212,057
Threshold risk-weighted assets	11,316	10,788	11,207	10,690
Total risk-weighted assets	222,391	222,845	222,282	222,747
Leverage
Statutory balance sheet assets			840,209	806,688
Deconsolidation and other adjustments1			(167,261)	(150,912)
Off-balance sheet items			59,464	56,424
Total exposure measure			732,412	712,200
Ratios
Common equity tier 1 capital ratio	13.5%	12.8%	13.4%	12.8%
Tier 1 capital ratio	16.7%	16.4%	15.8%	15.2%
Total capital ratio	22.1%	21.5%	18.9%	18.0%
Leverage ratio2			4.8%	4.8%
Average leverage ratio3			4.7%
Average leverage exposure measure4			732,106

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities for regulatory capital and leverage purposes, being primarily the Group’s Insurance business. The presentation of the deconsolidation adjustments through common equity tier 1 capital has been amended during 2016 with comparative figures restated accordingly across deconsolidation adjustments, other adjustments and deductions.

2	The countercyclical leverage ratio buffer is currently nil.
3
The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 July 2016 to 30 September 2016). The average of 4.7 per cent compares to 4.7 per cent at the start of the quarter and 4.8 per cent at the end of the quarter. The ratio increased towards the end of the quarter as a result of an increase in tier 1 capital.

4	The average leverage exposure measure is based on the average of the month end exposure measures over the quarter (1 July 2016 to 30 September 2016).

NOTES (continued)

8.
Modified leverage ratio

The Group’s leverage ratio on a modified basis, excluding qualifying central bank claims from the leverage exposure measure, is 5.3 per cent. This follows the recent rule modification implemented by the Prudential Regulation Authority to the UK Leverage Ratio Framework as a result of recommendations made by the Financial Policy Committee.

The Financial Policy Committee has indicated that it intends to recalibrate the UK framework in 2017 in order to adjust for the impact of the rule modification, thereby ensuring that levels of capital currently required to meet leverage ratio minimums are maintained. The modified leverage ratio should therefore be considered in the context of the proposed recalibration.

9.
Summary of alternative performance measures

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and recoveries expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Cost:income ratio	Operating costs as a percentage of total income net of insurance claims less operating lease depreciation calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and recoveries expressed as a percentage of average gross loans and advances to customers for the period

Impaired loans as a percentage of advances	Impaired loans and advances to customers adjusted to exclude Retail and Consumer Finance loans in recoveries expressed as a percentage of closing gross loans and advances to customers
Loan to deposit ratio	The ratio of loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Operating Jaws
The difference between the period on period percentage change in total income net of insurance claims less operating lease depreciation and the period on period change in operating costs calculated on an underlying basis

Required equity	The amount of shareholders’ equity and non-controlling interests required to achieve a common equity tier 1 ratio of 12.0 per cent after allowing for regulatory adjustments and deductions
Return on assets	Underlying profit before tax divided by average total assets for the period
Return on required equity
Statutory profit after tax adjusted to reflect the notional earnings on any excess or shortfall in equity less the post-tax profit attributable to other equity holders divided by the average required equity for the period

Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit	Statutory profit adjusted for certain items as detailed in the Basis of Preparation
Underlying return on required equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to reflect the banking tax surcharge and the notional earnings on any excess or shortfall in equity less the post-tax profit attributable to other equity holders divided by the average required equity for the period

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Andrew Downey
Director of Investor Relations
020 7356 2334
andrew.downey@finance.lloydsbanking.com

CORPORATE AFFAIRS
Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. SC95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 26 October 2016